UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

ImageWare Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
45245S108
(CUSIP Number)
TRITON FUNDS LP 8910 University Center Fourth Floor La Jolla, CA 92122 Telephone: 858-255-0469
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245S108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Triton Funds LP 82-5148982
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,000,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.11% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 123,346,472 shares of common stock outstanding.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Triton Funds LLC 82-5148981
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,000,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,000,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.11% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Triton Funds LLC is the general partner of Triton Funds LP and in that capacity has voting and dispositive power over the shares owned by Triton Funds LP. Triton Funds LLC does not itself own any securities of the issuer.

(2)	Based on 123,346,472 shares of common stock outstanding.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ashkan Mapar
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,000,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,000,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.11% (2)
12.	Type of Reporting Person (See Instructions) IN

(3)	Ashkan Mapar is the manager of Triton Funds LLC, which is the general partner of Triton Funds LP and in that capacity has voting and dispositive power over the shares owned by Triton Funds LP. Mr. Mupar does not himself own any securities of the issuer.

(4)	Based on 123,346,472 shares of common stock outstanding.

Item 1 (a)	Name of Issuer:

ImageWare Systems, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

13500 Evening Creek Drive N., Suite 550, San Diego, CA 92128

Item 2(a)	Name of Person Filing:

Triton Funds LP

Triton Funds LLC

Ashkan Mapar, Manager of Triton Funds LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of each of Triton Funds LP, Triton Funds LLC, and Mr. Mapar is:

8910 University Center

Fourth Floor

La Jolla, CA 92122

Item 2(c)	Citizenship:

Triton Funds LP--Delaware limited partnership

Triton Funds LLC--Delaware limited liability company

Ashkan Mapar--USA

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP No.:

45245S108

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

The statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a)	Amount beneficially owned: 10,000,000 (1)

(b)	Percent of class: 8.11% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 10,000,000 shares (1)

(ii)	Shared power to vote or direct the vote; 0 shares

(iii)	Sole power to dispose of or direct the disposition of: 10,000,000 shares (1)

(iv)	Shared power to dispose or direct the disposition of: 0

(1)	All of the shares are owned beneficially by Triton Funds LP. Ashkan Mapar may be deemed to possess voting and dispositive power in his capacity as manager of Triton Funds LLC; however Mr. Mapar disclaims beneficial ownership of these shares

(2)	Based on 123,346,472 shares of common stock outstanding.

Item 5.	Ownership of Five Percent of Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2020

TRITON FUNDS LP

By:	/s/ Ashkan Mapar
Name: Ashkan Mapar
Title: Manager of Triton Funds LLC, General Partner of Triton Funds LP

TRITON FUNDS LLC

By:	/s/ Ashkan Mapar
Name: Ashkan Mapar
Title: Manager

/s/ Ashkan Mapar
Ashkan Mapar

Exhibit Index

A. Agreement of Joint Filing

Exhibit A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G, dated on or about April 20, 2020, containing the information required by Schedule 13G, for the shares of Common Stock of ImageWare Systems, Inc. held by Triton Funds LP, a Delaware limited partnership, and with respect to Triton Funds LLC, the manager of Triton Funds LP, and Ashkan Mapar, the manager of Triton Funds LLC, such other holdings as may be reported therein.

Dated: April 20, 2020

TRITON FUNDS LP

By:	/s/ Ashkan Mapar
Name: Ashkan Mapar
Title: Manager of Triton Funds LLC, General Partner of Triton Funds LP

TRITON FUNDS LLC

By:	/s/ Ashkan Mapar
Name: Ashkan Mapar
Title: Manager

/s/ Ashkan Mapar
Ashkan Mapar